1-15206

02052923

RECD S.E.C.
AUG 2 8 2002
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E 8.1.02

For the month of AUGUST, 2002

SPIRENT plc
(Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, UK
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes [ ] No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-__________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

____
(Registrant)

Date 28 August 2002 By PAUL EARDLEY - COMPANY SECRETARY
(Signature)

PROCESSED
AUG 2 9 2002
THOMSON FINANCIAL

C:\Documents and Settings\Lthomas\Local Settings\Temporary Internet Files\OLK4\Form 6K cover conformed Luke Thomas.doc

News Release

SPIRENT
Inspired innovation
810 – 28 August 2002

SPIRENT PLC
INTERIM RESULTS FOR THE SIX MONTHS TO 30 JUNE 2002

Spirent plc (LSE: SPT; NYSE: SPM), a leading international network technology company, today announced its interim results for the six months to 30 June 2002. Turnover was down 32 per cent and operating profit was down 56 per cent compared with the first six months of 2001.

Because of the fundamental downward shift in the telecommunications market since the first half of 2001, we believe it is more meaningful to compare our first half 2002 results on a sequential basis with the second half of 2001. On this basis, our results for the first six months of 2002 showed a 25 per cent increase in operating profit generated by ongoing businesses on a 4 per cent increase in turnover from ongoing businesses compared with the second half of 2001.

Highlights

£ million	Six months to 30 June 2002	Six months to 31 December 2001	Six months to 30 June 2001
Turnover	**311.0**	342.9	458.9
Operating profit*	**35.2**	33.5	79.4
Profit before taxation*	**31.4**	27.3	73.6
Headline earnings per share*† (pence)	**2.42**	2.22	5.54
Interim dividend per share (pence)	**1.35**		1.35

- Turnover from ongoing businesses of £298.4 million was up 4 per cent and operating profit of £34.9 million was up 25 per cent. Turnover from divestments was £12.6 million and operating profit was £0.3 million.
- Communications group turnover increased by 3 per cent to £179.8 million with operating profit up 26 per cent at £26.2 million.
- Communications group return on sales improved to 14.6 per cent compared with 11.9 per cent.
- Network Products group turnover improved by 7 per cent to £84.7 million and operating profit was up 33 per cent to £7.7 million.
- All groups were cash generative with cash generation from operations of £40.7 million.
- Net debt reduced to £143.2 million at 30 June 2002. Interest cover for the six months to 30 June 2002 was 5.8 times*.
- Since June we have invested £46.1 million in cash in the purchase of certain assets of the remote special services test product line of Anritsu and the acquisition of Caw Networks to enhance our Communications group's product offering.

* *Before goodwill amortisation and exceptional items*
† *Headline earnings per share for the six months to 30 June 2001 has been restated to exclude all exceptional items and attributable taxation*

Spirent plc, Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 2QL United Kingdom
Tel +44 (0)1293 767676 Fax +44 (0)1293 767677 www.spirent.com

Commenting on the results, Nicholas Brookes, Chief Executive, said:

"Spirent showed a decrease in sales and operating profit relative to the first half of 2001, but delivered a resilient sequential performance from ongoing businesses, with a 25 per cent increase in operating profit compared with the second half of last year. In tough market conditions, Spirent has generated cash and increased market share and profitability.

"In the Communications group, our focus on the current needs of the telecommunications market ensures we are in-step with our customers, providing them with solutions to analyse and assure next-generation networks and deliver cost-efficiencies. Our Network Products business, which is less exposed to the telecommunications market, achieved an encouraging performance in the first half.

"The telecommunications market at this time shows no signs of improvement and remains unpredictable but we believe we are strategically well positioned to respond to our customers' evolving needs."

- ends -

Enquiries

Nicholas Brookes, Chief Executive Eric Hutchinson, Finance Director	Spirent plc	+44 (0)1293 767676
Investor Relations		
Catherine Nash	Spirent plc	+44 (0)1293 767676
Media		
Jon Coles/Rupert Young	Brunswick (London)	+44 (0)20 7404 5959
Lauren Teggelaar	Brunswick (New York)	+1 212 333 3810

About Spirent

Spirent plc is an international network technology company providing state-of-the-art systems and solutions for a broad range of customers worldwide. Our Communications group is a worldwide provider of integrated performance analysis and service assurance systems for next-generation network technologies. Spirent's solutions accelerate the development and deployment of network equipment and services by emulating real-world conditions and assuring end-to-end performance of large-scale networks. Our Network Products group provides innovative solutions for fastening, identifying, insulating, organising, routing and connectivity that add value to electrical and communication networks in a wide range of applications. Our Systems group offers integrated product solutions for the aerospace, power controls and environmental markets. Further information about Spirent plc can be found at www.spirent.com

Spirent plc is listed on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) with one American Depositary Receipt representing four Ordinary shares.

This press release may contain forward-looking statements (as that term is defined in the United States Private Securities Legislation Reform Act 1995) that are based on current expectations or beliefs, as well as assumptions about future events. You can identify these statements by their use of words such as "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "should," "may," "assume" and other similar words. You should not place undue reliance on our forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include: aggressive competition; our ability to develop and commercialise new products and services and realise product synergies; our ability to focus on growth areas in the relevant markets; risks relating to the acquisition or sale of businesses and our subsequent ability to integrate businesses; our reliance on third party manufacturers and suppliers; our exposure to liabilities for product defects; our reliance on proprietary technology; our ability to attract and retain qualified personnel; risks of doing business internationally; risks of downturns and continued downturns in the markets in which we participate; and other risks described from time to time in Spirent plc's Securities and Exchange Commission periodic reports and filings. We undertake no obligation to update our forward-looking statements, whether as a result of new information, future events or otherwise.

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INTERIM REPORT FOR THE SIX MONTHS TO 30 JUNE 2002

Notes:
1. *Organic change is the change at constant currencies excluding the impact of acquisitions and divestments.*
2. *Operating profit and return on sales are stated before goodwill amortisation and exceptional items.*

Operating Review

Communications

£ million	**Six months to 30 June 2002**	Six months to 31 December 2001	Six months to 30 June 2001	Compared with six months to 31 December 2001 Change %	Organic change[1] %
Turnover:					
Performance Analysis	**100.0**	104.2	141.3	(4)	(3)
Service Assurance	**79.8**	71.2	113.9	12	13
	179.8	175.4	255.2	3	3
Operating profit[2]:					
Performance Analysis	**7.0**	5.7	33.0	23	24
Service Assurance	**19.2**	15.1	29.6	27	29
	26.2	20.8	62.6	26	27
Return on sales[2] (per cent):					
Performance Analysis	**7.0**	5.5	23.4		
Service Assurance	**24.1**	21.2	26.0		
Communications group	**14.6**	11.9	24.5		

Our Communications group as a whole achieved a 3 per cent increase in turnover and a 27 per cent increase in operating profit on an organic basis in the first six months of 2002 compared with the second half of 2001. Return on sales improved to 14.6 per cent compared with 11.9 per cent in the second half of 2001 benefiting from the cost reductions taken last year and continuing tight cost control. This creditable first half result was achieved against a backdrop of continuing declines in research and development and capital expenditure by our major customers, the network equipment manufacturers and carriers. These results illustrate our ability to increase our share of customers' spending and overall market share due to the demonstrable cost-efficiencies and unique spread of technologies of our products.

Performance Analysis

Our Performance Analysis division saw a small drop in turnover in the first six months of 2002 relative to the second half of 2001, but despite continuing reductions in customers'

5

capital expenditure budgets, the order intake rate has remained at about £50 million per quarter for the last four quarters.

The improvement in return on sales from 5.5 per cent in the second half of 2001 to 7.0 per cent was largely due to cost-savings but these were partially off-set by a change in product mix in the first six months of 2002. We have seen weakening in the higher margin ATM/frame relay and voice sides of the business due to a shift in customer spending. However, sales of our industry-first integrated wireless CDMA-2000 position location test system enabled us to more than double our wireless business over the first half of 2001. We also experienced good growth in the first half in our web, storage area network and 10-gigabit Ethernet test products.

We continue to invest in product development in areas where we see opportunities for growth and where our customers are increasingly concentrating their investments, namely third generation wireless, local, storage and metro area networks and the web. In addition, we are enhancing the scalability, automation and ease-of-use of existing products in line with customer demand. New products launched in the first six months of 2002 included our 40-gigabit optical transport test system, CDMA-2000 wireless test solutions, and an integrated IPv6 conformance test solution.

We saw encouraging progress in Asia in the first six months of 2002, particularly in China and Japan, where customers are focusing on delivering wireline and wireless data services using the new IPv6 protocol which we address through our comprehensive IPv6 solutions portfolio.

In August 2002 we completed the acquisition of Caw Networks, Inc. (Caw). Caw's products provide solutions for testing the integrity, security and reliability of websites and web-based applications. Combined with our expertise in the physical, data and network layers, we are now able to provide customers with fully integrated solutions for real-world capacity assessment of web equipment, networks and applications. The acquisition of Caw also provides us with products and sales capabilities to address the important enterprise market.

Service Assurance

Our Service Assurance division achieved 13 per cent organic growth in turnover over the second half of 2001 and 29 per cent organic growth in operating profit. Return on sales improved to 24.1 per cent compared with 21.2 per cent in the second half of 2001, partially due to an increased software and services component. There was a significant reduction in order book levels during the first quarter of 2002 due to seasonality and a change in customer ordering patterns. The order book at 30 June 2002 stood at £46 million.

The growth in turnover was driven by continuing projects with our major customers particularly in special (private line) services and the first full scale deployment of CenterOp Sentry with Verizon Communications Inc. for fault management of their nationwide DSL network in the US.

During the first six months of 2002 we launched two further additions to CenterOp, our operations support systems product suite. CenterOp for CPN (Converged Packet Networks) is a solution for the service assurance of packet-based services over existing ATM and evolving IP infrastructures, and CenterOp for Optical is the first service assurance solution to bridge the gap between legacy provider optical networks and evolving next-generation optical networks. Both these solutions are aimed at next-generation networks and will enable customers to achieve timely and cost-effective deployment of their new services, while reducing operational costs in their existing infrastructure.

The Service Assurance division continues to generate most of its turnover from North America but we have made progress in addressing the opportunities presented by DSL deployment programmes among European incumbent operators and have strengthened our European sales and marketing presence to support these efforts.

In July 2002 we completed the acquisition of Anritsu Company US's (Anritsu) remote special services test product line which is a well-established product family with a significant installed customer base at service providers such as BellSouth Corporation and Korea Telecom. The acquisition complements our existing special services product range and further establishes Spirent as a leading provider of special services monitoring solutions.

Network Products

£ million	**Six months to 30 June 2002**	Six months to 31 December 2001	Six months to 30 June 2001	Compared with six months to 31 December 2001 Change %	Organic change[1] %
Turnover	**84.7**	79.2	91.2	7	11
Operating profit[2]	**7.7**	5.8	9.5	33	34
Return on sales[2] (per cent)	**9.1**	7.3	10.4		

Our Network Products group achieved an encouraging performance in the first six months of 2002 with turnover up 11 per cent organically reflecting market share gains and seasonality in the business. The results of the restructuring actions taken in 2001 have also benefited operating profit for the first six months of 2002 with return on sales increasing to 9.1 per cent. On a geographic basis we have seen market share gains in Europe as a result of a focused marketing effort but sales in South America and Japan are weak reflecting the poor economic conditions in those regions.

In telecommunications, the markets for our broadband and local area network (LAN) products continued to decline as enterprise IT budgets have shrunk and service providers have cut back on spending. However, we have increased our penetration into new markets and secured new distribution channels which have benefited our performance in this sector. Following on from a successful introduction of our 'Network Sciences' product line in North America, we have begun delivering our LAN products under this name in the German market. The first six months of the year also saw further launches of product upgrades and

SPIRENT
Inspired innovation

modifications under the HellermannTyton name in the UK market. We have a long and successful relationship with Verizon Logistics and in recognition of our performance in 2001 they named HellermannTyton as 'Supervendor of the Year'. We also received *Communications News* magazine's 'Editor's Choice' award for our Spirit 2100 portable printing system displayed at the SUPERCOMM 2002 trade show.

Sales to the automotive sector continue to be an important factor in the group's progress with product introductions for new models at a number of car makers and first tier suppliers increasing our market share, particularly in Europe and South America, and driving growth in the first six months of 2002. After a severe downturn, the US truck market is showing signs of recovery and with incremental new products accepted onto new and existing vehicle platforms we expect to benefit from the pick-up in this sector. Additionally, in the first six months of the year we launched two new systems expanding our range of fixing application tools.

Sales to the general industrial sector, distributors and wholesalers continue to be affected by general economic trends but against this background we have continued to increase our market share. Our recent three year contract to supply ties to Consignia as their first vendor operating by means of XML e-procurement is our largest single contract ever received in the UK.

Systems

£ million	**Six months to 30 June 2002***	Six months to 31 December 2001*	Six months to 30 June 2001*	Compared with six months to 31 December 2001 Change %	Organic change[1] %
Turnover	**33.9**	32.6	35.5	4	4
Operating profit[2]	**1.0**	1.4	0.9	(29)	(27)
Return on sales[2] (per cent)	**2.9**	4.3	2.5		

* *Ongoing businesses*

In the first six months of 2002 we completed the divestments of the aerospace component businesses and Switching Systems International (SSI) from the Systems group and the results for the six months to 30 June 2002 and 2001 and 31 December 2001 above have been adjusted to show the performance of the ongoing businesses within this group. On an organic basis compared with the second half of 2001, turnover was up 4 per cent and operating profit down 27 per cent partly due to reorganisation costs charged in the first six months of 2002.

Spirent Systems' Maintenance, Repair and Overhaul (MRO) software solutions for the aerospace industry (AuRA™ and GOLD™) continued to win new business in both the civil and military sectors of the market. During the first six months of 2002 new contracts were secured with TNT Express and the UK Ministry of Defence.

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Market acceptance of Spirent's Aviation Information Solutions (AIS) was evidenced by Qantas Airway's decision to select Spirent to supply both hardware and software for their new Airbus fleet. The AIS business also received the Boeing Quality 100 Award which recognises Boeing's top 100 suppliers for quality performance and reflects our ability to consistently deliver quality products over time.

Our power controls business, which develops and manufactures digital position controls primarily for use in vehicles for the disabled, had a very good first half consolidating its market leading position whilst developing small industrial vehicle applications.

The environmental business, which supplies pollution monitoring equipment to the US energy plant construction market, has suffered from the general economic slow-down in the US.

Interconnection Joint Venture

Our share of turnover from the WAGO joint venture was £37.1 million for the first six months of 2002, 11 per cent down on the first six months of 2001. Operating profit for the first six months of 2002 was £2.8 million, compared with £6.6 million in the first six months of 2001. The effect of the current economic slow-down was experienced in WAGO's major markets in Germany and Japan and more significantly in the US, where domestic sales of the US business were 15 per cent below the same period in 2001.

New products currently under design will complete the existing range for the interconnection and electronic market and are expected to help increase market share in the process automation area. The new range of patent approved products for the building installation sector launched last year in the German and Swiss domestic markets has experienced good acceptance in the construction business and important reference projects were won in the first six months of 2002.

The joint venture is closely monitoring and controlling its cost base and the overall investment strategy is now in line with the worldwide economic situation as well as meeting the challenge of market demand for new products.

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Financial Review

£ million		Six months to 30 June 2002	Six months to 31 December 2001	Six months to 30 June 2001
Turnover	Ongoing businesses	**298.4**	287.2	381.9
	Divestments and discontinued operations	**12.6**	55.7	77.0
	Group	**311.0**	342.9	458.9
Operating profit[2]	Ongoing businesses	**34.9**	28.0	73.0
	Divestments and discontinued operations	**0.3**	5.5	6.4
	Group	**35.2**	33.5	79.4
Return on sales[2] (per cent)	Ongoing businesses	**11.7**	9.7	19.1
	Divestments and discontinued operations	**2.4**	9.9	8.3
	Group	**11.3**	9.8	17.3

Turnover for the first six months of 2002 of £311.0 million was down 32 per cent over the first six months of 2001 and 9 per cent below the second half of 2001. However, on an ongoing business basis, after adjusting for the effect of the disposals of Sensing Solutions in 2001 and our aerospace component businesses and SSI earlier this year, turnover of £298.4 million for the first six months of 2002 was up 4 per cent over the comparable figure for the second half of 2001.

Operating profit before goodwill amortisation and exceptional items of £35.2 million for the first six months of 2002 was down 56 per cent compared with the same period in 2001. For ongoing businesses, operating profit of £34.9 million for the first six months of 2002 increased by 25 per cent over the second half of 2001. The results for the first six months of 2002 include a full six month benefit from the cost reduction measures initiated in the second half of 2001. We continue to pursue cost-savings where opportunities are identified.

Return on sales of 11.3 per cent for the first six months of 2002, although significantly below the 17.3 per cent reported for the same period in 2001, increased by 1.5 percentage points compared with the second half of 2001 due in part to our cost reduction measures. The return on sales achieved by our Communications group has improved over the second half of 2001 by 2.7 percentage points and by our Network Products group by 1.8 percentage points.

Reported loss before taxation was £22.4 million after charging exceptional items of £27.1 million compared with a loss of £242.8 million after exceptional charges of £269.7 million for the first six months of 2001. The effects of currency translation, primarily due to the

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weakness of the US dollar, reduced turnover by £4.8 million and profit before taxation, goodwill amortisation and exceptional items by £0.3 million in the first six months of 2002. A 1 per cent movement in the US dollar against sterling maintained over the whole year would affect reported profit before taxation by approximately £0.4 million.

We have continued to invest in our businesses for future growth with product development in the first six months of 2002 at £40.5 million or 13.0 per cent of sales. By comparison, for the first six months of 2001 we invested £50.9 million or 11.1 per cent of sales.

An exceptional charge of £2.3 million for acquisition retention bonuses has been reported in the first six months of 2002 and no further operating exceptional charges arose in the period. An exceptional loss of £24.8 million is reported on the disposal of our aerospace component businesses and SSI, after the effect of reinstating £38.1 million of goodwill previously charged to reserves. It was not necessary to make any further significant provisions in respect of excess inventories or receivables beyond those taken in the year to 31 December 2001.

The effective rate of taxation for the first six months of 2002 decreased to 28.7 per cent (full year 2001 29.4 per cent) and we expect this rate to be sustainable.

Headline earnings per share of 2.42 pence decreased by 56 per cent compared with earnings per share for the first six months of 2001 of 5.54 pence. Compared with headline earnings per share for the second half of 2001 of 2.22 pence, this represents a 9 per cent increase. The weighted average number of shares outstanding at 30 June 2002 was 920.5 million (full year 2001 915.1 million). After charging goodwill amortisation and exceptional items, basic loss per share for the six months to 30 June 2002 was 3.42 pence (2001 loss 28.47 pence).

Net debt at 30 June 2002 closed at £143.2 million, reduced from £179.1 million at 31 December 2001. This represents 13 per cent of shareholders' funds (full year 2001 16 per cent) and 1.3 times earnings before interest, taxation, depreciation, goodwill amortisation and exceptional items (full year 2001 1.2 times). Interest cover, adjusted for goodwill amortisation and exceptional items, was 5.8 times (full year 2001 5.4 times). The effect of currency translation reduced net borrowings by £5.7 million at 30 June 2002. At 30 June 2002 we had confirmed undrawn facilities available to us of £190 million under the syndicated bank facility.

Since 30 June 2002 we have invested £46.1 million in cash in the purchase of certain assets of the remote special services test product line of Anritsu and the acquisition of Caw.

We were cash flow positive in all our groups in the first six months of 2002 with operating cash inflow of £40.7 million. This was 24 per cent below operating cash flow for the first half of 2001 due to the slow-down in trading and substantially below that for the second half of 2001. Operating cash inflow in the second half of 2001 had however been influenced by a number of initiatives which, together with a continued slow-down in trading, had the effect of improving working capital by £47.5 million in that period.

Net interest payments in the first six months of 2002 were £6.1 million compared with £15.6 million for the same period of 2001 as a result of the reduction in borrowings and a fall in interest rates.

We have significantly reduced our capital expenditure budget, spending £14.1 million in the first six months of 2002 compared with a spend of £30.1 million for the first half of 2001. This level of spend is below our depreciation charge.

Cash proceeds, net of expenses, of £41.5 million were received in the first six months of 2002 from divestments.

Dividend

The interim dividend for the first six months of 2002 has been maintained at 1.35 pence per share. This is payable on 4 November 2002 to Ordinary shareholders (14 November 2002 for ADR holders) on the register at the close of business on 11 October 2002.

Acquisitions

In July 2002 we completed the purchase of certain assets of the remote special services test product line of Anritsu for a cash consideration of £16.8 million.

In August 2002 we completed the acquisition of Caw for an initial consideration of £29.3 million in cash and £2.7 million in a combination of Spirent restricted shares and options. In addition, deferred consideration up to a maximum value of approximately £39.2 million, expected to be satisfied by the issue of a maximum of 32.7 million Spirent shares at current exchange rates, is payable on an earn-out basis dependent upon the revenues and certain technological milestones achieved by Caw for the year ending 31 December 2003.

Divestments

In April 2002 we completed the sale of our aerospace component businesses from within the Systems group to Curtiss-Wright Corporation for a cash consideration of £42.1 million.

In May 2002 we announced the sale of SSI for which we have received a cash consideration of £5.0 million.

These businesses contributed revenues for the period up to divestment of £12.6 million with a combined operating profit of £0.3 million. The proceeds from the divestments have been used to fund further investments in the expansion of the Communications group.

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Board

We were very saddened by the sudden death of our Non-executive Chairman, Dr George Samey, on 30 April 2002. He made an important contribution to the transformation of the Company into a focused network technology group. We were also sad to learn of the death of Ray Parsons, Life President, in April 2002. He was a founder member, with Jack Bowthorpe, of the Company and was previously Group Managing Director and Executive Chairman.

On 7 May 2002 we announced the appointment of James Wyness as Acting Chairman. Mr Wyness is the senior independent Non-executive Director and Chairman of the Audit Committee of Spirent plc. We have instigated a search process to find a successor for the role of Non-executive Chairman and hope to announce an appointment before the end of the year.

Our People

Our performance in the first six months of 2002 is testament to the drive and dedication of our outstanding workforce. Our people have worked hard to minimise the impact of continuing poor market conditions and, through a focus on new technology and customer service, to lay the ground for growth. We remain committed to maintaining an environment within Spirent that nurtures and rewards achievement and within which people can excel. We thank all our employees for their considerable achievements in the year to date.

Outlook

The telecommunications market at this time shows no signs of improvement and remains unpredictable but we believe we are strategically well positioned to respond to our customers' evolving needs.

Consolidated Profit and Loss Account

£ million	Notes	Six months to 30 June 2002 Before exceptional items	2002 Exceptional items	2002 Total	2001 Total	Year to 31 December 2001 Total
Turnover: Group and share of joint venture		348.1	-	348.1	500.6	880.1
Less: share of joint venture's turnover		(37.1)	-	(37.1)	(41.7)	(78.3)
Turnover	1,2	311.0	-	311.0	458.9	801.8
Operating profit/(loss)	1,2	8.5	(2.3)	6.2	(233.2)	(733.2)
Operating exceptional items						
Goodwill impairment		-	-	-	247.6	724.6
Other	3	-	2.3	2.3	18.3	34.9
Goodwill amortisation		26.7	-	26.7	46.7	86.6
Operating profit before goodwill amortisation and exceptional items	1,2	35.2	-	35.2	79.4	112.9
Income from interest in joint venture		2.8	-	2.8	6.6	9.6
(Loss)/income from interests in associates less goodwill amortisation		(0.1)	-	(0.1)	0.7	1.2
Operating profit/(loss) of the Group, joint venture and associates		11.2	(2.3)	8.9	(225.9)	(722.4)
Non-operating exceptional items						
(Loss)/profit on disposal and closure of operations		-	(24.8)	(24.8)	(3.8)	14.5
Loss before interest		11.2	(27.1)	(15.9)	(229.7)	(707.9)
Net interest payable				(6.5)	(13.1)	(22.8)
Loss before taxation				(22.4)	(242.8)	(730.7)
Taxation	5			9.0	17.2	32.6
Loss after taxation				(31.4)	(260.0)	(763.3)
Minority shareholders' interest				0.1	0.1	0.2
Loss attributable to shareholders				(31.5)	(260.1)	(763.5)
Dividends				12.5	12.5	40.0
Loss for the period				(44.0)	(272.6)	(803.5)
Basic and diluted loss per share (pence)	4			(3.42)	(28.47)	(83.43)
Headline earnings per share† (pence)	4			2.42	5.54	7.76
Net dividend per share (pence)				1.35	1.35	4.35

† *Headline earnings per share for the six months to 30 June 2001 has been restated to exclude all exceptional items and attributable taxation*

Consolidated Statement of Total Recognised Gains and Losses

£ million	Six months to 30 June 2002	Six months to 30 June 2001	Year to 31 December 2001
Loss attributable to shareholders	(31.5)	(260.1)	(763.5)
Gain on lapsed options	4.0	-	3.3
Exchange adjustment on subsidiaries, joint venture and associates	(9.7)	10.4	(0.2)
UK current taxation on exchange adjustment	-	(0.3)	(2.6)
Total recognised gains and losses	(37.2)	(250.0)	(763.0)

The interim dividend is payable on 4 November 2002 to Ordinary shareholders (14 November 2002 for ADR holders) on the register at the close of business on 11 October 2002.

Consolidated Balance Sheet

£ million	At 30 June				At 31 December	
		2002		2001		2001
Fixed assets						
Intangible assets		943.4		1,544.8		987.7
Tangible assets		123.5		151.0		137.6
Investment in joint venture						
Share of gross assets	72.1		68.4		69.0	
Share of gross liabilities	(24.8)		(26.9)		(24.7)	
	47.3		41.5		44.3	
Investment in associates	18.5		12.7		18.3	
Other investments	32.2		35.3		34.1	
		98.0		89.5		96.7
Total fixed assets		1,164.9		1,785.3		1,222.0
Current assets						
Stocks	74.5		123.8		93.1	
Debtors	139.0		179.0		143.4	
Investments	0.1		0.6		0.3	
Cash at bank and in hand	26.0		44.5		27.6	
	239.6		347.9		264.4	
Current liabilities						
Creditors due within one year	138.9		146.8		166.8	
Loans and overdrafts	3.1		20.7		11.2	
	142.0		167.5		178.0	
Net current assets		97.6		180.4		86.4
Assets less current liabilities		1,262.5		1,965.7		1,308.4
Long term liabilities						
Creditors due after more than one year		(179.9)		(387.0)		(210.1)
Provisions for liabilities and charges		(1.3)		(2.9)		(1.5)
Assets less liabilities		1,081.3		1,575.8		1,096.8
Shareholders' funds - equity		1,079.3		1,571.9		1,094.4
Minority interests - equity		2.0		3.9		2.4
		1,081.3		1,575.8		1,096.8

The interim financial information has been prepared on the basis of the accounting policies set out in the Group's 2001 statutory accounts. The interim financial information is unaudited but has been reviewed by the auditors.

The comparative financial information for the year to 31 December 2001 is based on the statutory accounts for that period. Those accounts, upon which the auditors issued an unqualified opinion, have been delivered to the Registrar of Companies.

The interim report for the six months to 30 June 2002 was approved by the Directors on 28 August 2002. The above financial information does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985.

Consolidated Cash Flow Statement

£ million	Six months to 30 June 2002	Six months to 30 June 2001	Year to 31 December 2001
Net cash inflow from operating activities	40.7	53.9	141.2
Dividends received from joint venture	0.2	1.7	1.6
Dividends received from associates	0.2	0.2	0.2
Returns on investments and servicing of finance	(6.1)	(15.6)	(23.9)
Taxation	(6.4)	(13.2)	(21.0)
Capital expenditure and financial investment	(14.1)	(30.2)	(57.7)
Cash inflow/(outflow) before acquisitions and disposals, equity dividends and financing	14.5	(3.2)	40.4
Acquisitions and disposals	41.5	23.9	149.6
Equity dividends paid	(27.6)	(27.4)	(39.8)
Management of liquid resources	0.2	3.3	3.6
Financing	(32.2)	19.4	(152.8)
Net cash (outflow)/inflow	(3.6)	16.0	1.0

Reconciliation of Net Cash Flow to Movement in Net Debt

£ million	Six months to 30 June 2002	Six months to 30 June 2001	Year to 31 December 2001
Net cash (outflow)/inflow	(3.6)	16.0	1.0
Cash outflow/(inflow) arising from the change in debt and lease financing	34.5	(17.8)	157.7
Cash inflow arising from the decrease in liquid resources	(0.2)	(3.3)	(3.6)
Movement arising from cash flows	30.7	(5.1)	155.1
New finance leases	(0.5)	-	(0.8)
Exchange adjustment	5.7	(15.4)	(7.0)
Movement in net debt	35.9	(20.5)	147.3
Net debt at 1 January	(179.1)	(326.4)	(326.4)
Net debt	(143.2)	(346.9)	(179.1)

Notes

1. Segmental Analysis

£ million	Six months to 30 June				Year to 31 December	
	2002	%	2001	%	2001	%
Turnover						
Performance Analysis	100.0	34	141.3	37	245.5	37
Service Assurance	79.8	27	113.9	30	185.1	28
Communications	179.8	61	255.2	67	430.6	65
Network Products	84.7	28	91.2	24	170.4	25
Systems	33.9	11	35.5	9	68.1	10
	298.4	100	381.9	100	669.1	100
Divested operations:						
Systems	12.6		30.4		55.9	
Discontinued operations:						
Sensing Solutions	-		46.6		76.8	
	311.0		458.9		801.8	
Operating profit/(loss)						
Operating profit before goodwill amortisation and exceptional items						
Performance Analysis	7.0	20	33.0	45	38.7	39
Service Assurance	19.2	55	29.6	41	44.7	44
Communications	26.2	75	62.6	86	83.4	83
Network Products	7.7	22	9.5	13	15.3	15
Systems	1.0	3	0.9	1	2.3	2
	34.9	100	73.0	100	101.0	100
Divested operations:						
Systems	0.3		1.8		3.8	
Discontinued operations:						
Sensing Solutions	-		4.6		8.1	
	35.2		79.4		112.9	
Goodwill amortisation						
Performance Analysis	(9.7)		(14.9)		(24.6)	
Service Assurance	(16.0)		(30.0)		(58.7)	
Communications	(25.7)		(44.9)		(83.3)	
Network Products	(0.7)		(0.7)		(1.5)	
Systems	(0.1)		(0.1)		(0.2)	
	(26.5)		(45.7)		(85.0)	
Divested operations:						
Systems	(0.2)		(0.2)		(0.4)	
Discontinued operations:						
Sensing Solutions	-		(0.8)		(1.2)	
	(26.7)		(46.7)		(86.6)	
Operating exceptional items						
Goodwill impairment						
Performance Analysis	-		(192.2)		(192.2)	
Service Assurance	-		(55.4)		(532.4)	
Communications	-		(247.6)		(724.6)	
Other						
Performance Analysis	(0.6)		(15.2)		(26.8)	
Service Assurance	(1.4)		(1.9)		(4.6)	
Network Products	(0.3)		(1.2)		(2.9)	
Systems	-		-		(0.6)	
	(2.3)		(18.3)		(34.9)	
Operating profit/(loss)	6.2		(233.2)		(733.2)	

2. Geographical Analysis

£ million	Six months to 30 June				Year to 31 December	
	2002	%	2001	%	2001	%
Turnover by market						
Europe	70.9	24	84.4	22	154.0	23
North America	183.5	61	250.3	66	429.5	64
Asia Pacific, Rest of Americas, Africa	44.0	15	47.2	12	85.6	13
	298.4	100	381.9	100	669.1	100
Divested operations:						
Europe	4.6		13.7		24.7	
North America	7.3		14.1		27.0	
Asia Pacific, Rest of Americas, Africa	0.7		2.6		4.2	
	12.6		30.4		55.9	
Discontinued operations:						
Europe	-		12.5		20.7	
North America	-		27.9		45.7	
Asia Pacific, Rest of Americas, Africa	-		6.2		10.4	
	-		46.6		76.8	
	311.0		458.9		801.8	
Turnover by source						
Europe	76.1	26	79.3	21	150.9	23
North America	210.3	70	287.7	75	491.5	73
Asia Pacific, Rest of Americas, Africa	12.0	4	14.9	4	26.7	4
	298.4	100	381.9	100	669.1	100
Divested operations:						
Europe	6.3		18.2		32.8	
North America	6.3		12.2		23.1	
Asia Pacific, Rest of Americas, Africa	-		-		-	
	12.6		30.4		55.9	
Discontinued operations:						
Europe	-		12.4		20.6	
North America	-		29.2		48.3	
Asia Pacific, Rest of Americas, Africa	-		5.0		7.9	
	-		46.6		76.8	
	311.0		458.9		801.8	

2. Geographical Analysis (continued)

£ million	Six months to 30 June 2002	%	Six months to 30 June 2001	%	Year to 31 December 2001	%
Operating profit/(loss) by source						
Operating profit before goodwill amortisation and exceptional items						
Europe	11.2	32	9.4	13	17.9	18
North America	23.1	66	62.1	85	81.5	81
Asia Pacific, Rest of Americas, Africa	0.6	2	1.5	2	1.6	1
	34.9	100	73.0	100	101.0	100
Divested operations:						
Europe	0.5		1.5		3.7	
North America	(0.2)		0.3		0.1	
Asia Pacific, Rest of Americas, Africa	-		-		-	
	0.3		1.8		3.8	
Discontinued operations:						
Europe	-		1.1		2.3	
North America	-		3.7		6.3	
Asia Pacific, Rest of Americas, Africa	-		(0.2)		(0.5)	
	-		4.6		8.1	
	35.2		79.4		112.9	
Goodwill amortisation						
Europe	(0.6)		(0.7)		(1.4)	
North America	(25.8)		(44.9)		(83.5)	
Asia Pacific, Rest of Americas, Africa	(0.1)		(0.1)		(0.1)	
	(26.5)		(45.7)		(85.0)	
Divested operations:						
Europe	-		-		-	
North America	(0.2)		(0.2)		(0.4)	
Asia Pacific, Rest of Americas, Africa	-		-		-	
	(0.2)		(0.2)		(0.4)	
Discontinued operations:						
Europe	-		(0.1)		(0.1)	
North America	-		(0.6)		(0.9)	
Asia Pacific, Rest of Americas, Africa	-		(0.1)		(0.2)	
	-		(0.8)		(1.2)	
	(26.7)		(46.7)		(86.6)	
Operating exceptional items						
Goodwill impairment						
North America	-		(247.6)		(724.6)	
Other						
Europe	(0.3)		(1.2)		(2.5)	
North America	(2.0)		(17.1)		(32.1)	
Asia Pacific, Rest of Americas, Africa	-		-		(0.3)	
Operating profit/(loss) by source	6.2		(233.2)		(733.2)	
Average exchange rates						
US dollar	1.45		1.44		1.44	
Euro	1.61		1.61		1.61	

3. Operating Exceptional Items - Other

£ million	Six months to 30 June 2002	Six months to 30 June 2001	Year to 31 December 2001
Stocks and debtors provisions	-	14.9	19.4
Reorganisation costs	-	0.5	11.3
Acquisition retention bonuses	2.3	2.9	4.2
	2.3	18.3	34.9
Tax effect of exceptional items	(0.7)	(5.7)	(10.3)
	1.6	12.6	24.6

4. (Loss)/Earnings per Share

(Loss)/earnings per share is calculated by reference to the (loss)/earnings for the period and the number of Ordinary shares in issue during the period as follows:

£ million	Six months to 30 June 2002	Six months to 30 June 2001	Year to 31 December 2001
Basic and diluted loss attributable to shareholders	(31.5)	(260.1)	(763.5)
Exceptional items			
Goodwill impairment	-	247.6	724.6
Other	2.3	18.3	34.9
Goodwill amortisation	26.7	46.7	86.6
Exceptional item – loss/(profit) on disposal and closure of operations	24.8	3.8	(14.5)
Attributable taxation on exceptional items	(0.7)	(5.7)	(10.3)
Attributable taxation on the disposal of operations	0.7	-	13.2
Headline earnings attributable to shareholders	22.3	50.6	71.0
Weighted average number of Ordinary shares in issue basic, headline and diluted (million)	920.5	913.7	915.1

5. Taxation

£ million	Six months to 30 June 2002	Six months to 30 June 2001	Year to 31 December 2001
UK taxation	3.4	6.4	7.3
Overseas taxation	4.6	7.9	22.1
	8.0	14.3	29.4
Share of joint venture's taxation	0.9	2.6	2.7
Share of associates' taxation	0.1	0.3	0.5
	9.0	17.2	32.6

21

6. Reconciliation of Operating Profit/(Loss) to Net Cash Inflow from Operating Activities

£ million	Six months to 30 June 2002	Six months to 30 June 2001	Year to 31 December 2001
Operating profit/(loss)	6.2	(233.2)	(733.2)
Depreciation	18.0	17.2	37.2
(Profit)/loss on disposal of tangible fixed assets	(0.1)	0.3	2.1
Goodwill impairment	-	247.6	724.6
Amortisation of goodwill	26.7	46.7	86.6
Acquisition retention bonuses, non-cash	0.2	0.3	0.4
Deferred income released	(3.7)	(18.8)	(17.8)
(Increase)/decrease in debtors	(9.6)	3.6	29.2
Decrease in stocks	2.9	15.4	27.8
Increase/(decrease) in creditors	0.1	(25.2)	(15.7)
Net cash inflow from operating activities	40.7	53.9	141.2

7. Net income under US GAAP

£ million		Six months to 30 June 2002	Six months to 30 June 2001	Year to 31 December 2001
Loss attributable to shareholders in accordance with UK GAAP		**(31.5)**	(260.1)	(763.5)
Adjustments:				
Goodwill and other intangible fixed assets	(a)	**16.5**	(78.4)	(70.5)
Stock-based compensation	(b)	**(0.3)**	16.9	18.3
Disposal of operations	(c)	**16.6**	0.1	35.8
Other differences between UK GAAP and US GAAP	(d)	**5.7**	2.4	6.2
Total adjustments		**38.5**	(59.0)	(10.2)
Net income/(loss) as adjusted to accord with US GAAP		**7.0**	(319.1)	(773.7)
Arising from:				
Continuing operations		**15.6**	(321.4)	(816.4)
Discontinued operations	(e)			
Result for the period (net of tax)		**0.3**	2.3	2.9
(Loss)/profit on disposal (net of tax)		**(8.9)**	-	39.8
Net income/(loss)		**7.0**	(319.1)	(773.7)
Earnings per share (pence)				
Basic:				
Continuing operations		**1.69**	(35.17)	(89.21)
Discontinued operations	(e)	**(0.93)**	0.25	4.66
		0.76	(34.92)	(84.55)
Diluted:				
Continuing operations		**1.67**	(35.17)	(89.21)
Discontinued operations	(e)	**(0.93)**	0.25	4.66
		0.74	(34.92)	(84.55)

(a) Goodwill and other intangible fixed assets

Under UK GAAP, goodwill arising on acquisitions prior to 1998 was written off to retained earnings on acquisition. In accordance with Financial Reporting Standard No. 10, goodwill arising on acquisitions subsequent to 1 January 1998 is capitalised and amortised over its estimated useful economic life which is defined as the period over which the value of the underlying business acquired is expected to exceed the values of its identifiable net assets and is presumed to be limited to 20 years. In reconciling to US GAAP, amounts of goodwill arising on acquisitions prior to 1998 written off to retained earnings on acquisition, have been capitalised and amortised over their estimated useful economic lives, until 1 January 2002.

Under US GAAP, with the adoption of US Statement of Financial Accounting Standards (SFAS) 142, effective 1 January 2002, goodwill is no longer amortised but is subject to periodic review for impairment. Prior to 1 January 2002 purchased goodwill was amortised over the estimated period which benefits from the original purchased goodwill, which was typically in the range of seven to ten years.

Other intangible assets included in, and accounted for as, goodwill under UK GAAP but reclassified under US GAAP continue to be amortised over their individually determined estimated useful economic lives, subject to the provisions of SFAS 141, which clarifies the criteria to recognise these intangible assets separately from goodwill.

In the six months to 30 June 2002 these differences resulted in a UK-US GAAP adjustment to increase income under US GAAP by £16.5 million. In the six months to 30 June 2001, goodwill and other intangible assets were being amortised under US GAAP over periods which were predominantly shorter than under UK GAAP. In addition, a UK-US GAAP adjustment was made to increase the UK GAAP impairment charge by £10.3 million. Together these resulted in a UK-US GAAP adjustment to decrease income under US GAAP for the six months to 30 June 2001 by £78.4 million.

(b) Stock-based compensation

Under UK GAAP, no compensation expense arises under the Company's various share option plans. However, UK corporate governance recommends the inclusion of performance criteria in UK stock plans and accordingly the UK ESOS plan includes certain performance criteria, which result in variable accounting under US GAAP. In reconciling to US GAAP we have elected to use the intrinsic value basis of calculating compensation expense for this plan, determined by reference to the Company's share price at each period end. In addition, an expense arises under US GAAP in respect of the Zarak Amended and Restated Stock Option Plan, based upon the intrinsic value of unvested stock awards at the date of acquisition, recognised over the remaining future vesting period. In the six months to 30 June 2002 these differences resulted in a UK-US GAAP adjustment to decrease income under US GAAP by £0.3 million (2001 £16.9 million increase to income).

(c) Disposal of operations

The different treatment of goodwill arising on acquisitions prior to 1998 under UK GAAP and US GAAP, together with the use of different goodwill amortisation periods and the adoption of SFAS 142, result in adjustments to profit or losses on disposals of businesses as the determination of the profit or loss on disposal takes into account the unamortised balance of goodwill released. In addition, under US GAAP, the profit or loss on disposal is stated net of any related cumulative currency retranslation differences. In the six months to 30 June 2002 these differences resulted in a UK-US GAAP adjustment to the loss on disposal calculation of £16.6 million (2001 £0.1 million).

(d) Other differences between UK GAAP and US GAAP

Further accounting differences relating to taxation, derivative financial instruments, vacation accruals and pensions were identified. In aggregate for the six months to 30 June 2002 these adjustments resulted in additional income under US GAAP of £5.7 million (2001 £2.4 million).

(e) Discontinued operations

Under UK GAAP, the disposal of our aerospace component businesses and SSI from the Systems group during the six months to 30 June 2002 do not qualify to be treated as discontinued operations. Under US GAAP, in accordance with SFAS 144, they qualify as components of an entity and are therefore presented as discontinued operations. The presentation of net income from discontinued operations for the six months to 30 June 2001 reflects both these disposals and the disposal of Sensing Solutions in November 2001.